Exhibit 5.1

MATTHEW LEE

268 Avenida Montalvo #9

San Clemente, CA. 92672

Mr. Samuel May                                                                                                                January 13, 2016

Board of Directors

Cabinet Grow, Inc.

RE: Resignation

Dear Sam:

Please accept this letter effective immediately as my notice of my resignation as Chief Operating Officer and as Chairman of the Board of Directors of Cabinet Grow, Inc. (“CBNT”) and any other officer and director positions held in CBNT and any wholly owned, majority owned or minority owned subsidiary of CBNT. As a result of my resignation, I no longer hold any position whatsoever with the Company. Please be advised that I am resigning for personal reasons to pursue other interests and that I do not have any disagreements or disputes with the Company

Wishing you and the Company all the best.

Sincerely,

/s/ Matthew Lee

Matthew Lee